Jonathan R. Zimmerman
JZimmerman@faegre.com
(612) 766-8419
January 11, 2010
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-3561

Attention:	H. Christopher Owings, Assistant Director

Re:	SPS Commerce, Inc. — Registration Statement on Form S-1 (File No. 333-163476) (the “Registration Statement”)
Ladies and Gentlemen:
On behalf of SPS Commerce, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of H. Christopher Owings, Assistant Director, dated December 28, 2009 (the “Comment Letter”). We have enclosed for your reference a copy of the Comment Letter, two courtesy copies of Amendment No. 1 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from the Registration Statement as initially filed.
The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to we, our or us mean the Company or its advisors, as the context may require. The page number references correspond to the page numbers in the Amendment.
General
1.	Please file all required exhibits, such as your underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Company Response:

The Company will file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so the Staff has time to review them before the Company requests that the Registration Statement become effective. The Company filed several exhibits with the Amendment. The Company respectfully advises the Staff that it and the underwriters are in the process of negotiating the underwriting agreement and preparing the opinion of the Company’s counsel for this offering.
2200 WELLS FARGO CENTER | 90 SOUTH SEVENTH STREET | MINNEAPOLIS MINNESOTA 55402-3901
TELEPHONE 612-766-7000 | FACSIMILE 612-766-1600 | WWW.FAEGRE.COM

January 11, 2010

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

Company Response:

The Company acknowledges the Staff’s comment and undertakes to fill in as much information as possible throughout the Registration Statement that it is not entitled to omit under Rule 430A in the Amendment and in future amendments. When such information is available, we will provide it to the Staff for review in a timely manner prior to the Company’s distribution of preliminary prospectuses. The Company will not circulate copies of the prospectus until it has included an estimated price range and related information based on a bona fide estimate of the public offering price within that range, as well as all other information required by the federal securities laws, except information that may be excluded in reliance upon Rule 430A.

3.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.

Company Response:

The Company acknowledges the Staff’s comment.
Registration Cover Page
4.	We note that you have not marked a box identifying your status as a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Please revise to provide this information.

Company Response:

The Company checked the smaller reporting company box in the Amendment.
Table of Contents
5.	We note the use of defined terms in the third paragraph following your table of contents. The meaning of these parenthetical phrases are clear from their context and therefore unnecessary. Please delete these parenthetical phrases from your disclosure.

Company Response:

In response to the Staff’s comment, the Company removed the quotation marks previously included in the third paragraph following the table of contents.

6.	We note your statement in the fourth paragraph following your table of contents that you have obtained industry and market data from third parties and industry and general publications and that investors should not place undue reliance on this information. Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please delete this statement.

January 11, 2010

Company Response:

In response to the Staff’s comment, the Company revised the paragraph to delete this statement.
Prospectus Summary, page 1
7.	We note your statement that the prospectus summary does not contain all the information that an investor should consider when making an investment decision. However, the prospectus summary should highlight all material information for an investor. Please revise your disclosure language accordingly.

Company Response:

In response to the Staff’s comment, the Company removed the language stating that the prospectus summary does not contain all of the information an investor should consider when making an investment decision.

8.	Please revise this section to limit the information to a brief overview of the key aspects of the offering. Currently much of the information presented is verbatim to information in the Business section beginning on page 49. See Item 503(a) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company revised the prospectus summary.
Overview, page 1
9.	Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:
•	“We are a leading provider of on-demand supply chain management solutions, ....,” page 1;

•	“ ...within the broader multi-enterprise/B2B infrastructure market, which Gartner estimates to grow from more that $2.6 billion in 2007 to $4.0 billion in 2012 ...,” page 1-2;

•	“This broader market is subcategorized by Gartner into multiple segments, including B2B project outsourcing, within which Gartner includes our solutions. This market is expected to grow from approximately $600 million in 2007 to approximately $1.4 billion in 2012 ...” page 2; and,

•	“International Data Corporation, or IDC, estimates the worldwide business analytics software market will grow from $24.1 billion in 2008 to $34.2 billion in 2013 at a CAGR of 7%.” page 52.
These are only examples. Please tell us if the statement represents management’s belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

January 11, 2010

Company Response:

Please see the enclosed binder of supporting documentation, which is appropriately referenced to the statements in the Amendment that this material supports.

10.	In some places in your prospectus you use terms that are industry or financial jargon. For example, you use the terms CAGR, B2B, EDI, SaaS, ERP and 3PL. Please revise to eliminate the use of jargon and provide disclosures in a manner so that a reader not familiar with your industry or financial terms can understand your disclosures.

Company Response:

In response to the Staff’s comment, the Company removed from the Amendment industry and financial jargon, including CAGR, B2B, EDI, SaaS, ERP and 3PL.
Summary Financial Data, page 6
11.	Within your statement of operations data table we note that you have not included the amounts for net income (loss) per share and the number of weighted average shares outstanding. Please include this information or tell us why it has not been presented. If your intention is to present pro forma earnings per share and weighted average shares outstanding to reflect the conversion and reverse stock split, we advise you that you should present both the historical and pro forma amounts, with the pro formas clearly labeled as such.

Company Response:

In response to the Staff’s comment, the Company included actual net income (loss) per share and the actual number of weighted average shares outstanding in the Summary Financial Data. The Company also intends to present pro forma net income (loss) per share and the related pro forma number of weighted average shares outstanding to reflect the conversion and reverse stock split. This pro forma information is clearly labeled as such and the pro forma adjustments are clearly indicated by footnote in the Amendment.

12.	We note the amount included in total debt in your balance sheet data table. Please consider adding a footnote to the table to disclose that this amount represents your current and long term capital lease obligations, your current and long term equipment and term loans, your line of credit and your interest payable, as the components of this balance may not be obvious to your readers.

Company Response:

In response to the Staff’s comment, the Company included a footnote on page 8 indicating that total debt on its balance sheet consists of current and long-term capital lease obligations, current and long-term equipment and term loans, line of credit and interest payable.

13.	We note the table under footnote (1) at the bottom of the page 7. It appears that the caption “(Unaudited)” should be place below the Nine Months Ended September 30, 2008 and 2009 rather than below the Year Ended December 31, 2008. Please revise.

Company Response:

The Company corrected this error and moved the “(Unaudited)” caption below the columns for the Nine Months Ended September 30, 2008 and 2009.

January 11, 2010

14.	We note footnote (3) which describes your recurring revenue customers. Please consider adding disclosure, similar to that on page 1, which defines recurring revenue customers as customers who pay you monthly fees. Please also consider disclosing that these customers can cancel their contracts for any reason with 30 days prior notice, as we believe this provides important context for your readers in understanding this metric.

Company Response:

In response to the Staff’s comment, the Company revised the footnote on page 8 relating to recurring revenue customers to indicate that recurring revenue customers are customers with contracts to pay us monthly fees, and our contracts with those customers typically allow the customer to cancel the contract for any reason with 30 days prior notice.
Risk Factors, page 9
15.	Please revise your introductory paragraph to delete the second and third mitigating sentences which are inappropriate. See Item 503(c) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company deleted the second and third sentences of the introductory paragraph to the Risk Factors included in the initial filing of the Registration Statement.
If we are unable to attract new customers, page 10
16.	It appears that you have two risk factors describing essentially the same risk, this risk factor and the risk entitled “If we are unable to sell additional solutions or if our customers do not increase their use of our solutions, our revenue growth and profitability will be adversely affected.” Please note that each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish these two risk factors, or combine them, making sure to eliminate any duplicative disclosure.

Company Response:

In response to the Staff’s comment, the Company combined the risk factors entitled “If we are unable to attract new customers . . .” and “ If we are unable to sell additional solutions . . .” into one risk factor entitled “If we are unable to attract new customers or sell additional solutions . . .” on page 10 of the Amendment.
Our quarterly results of operations may fluctuate in the future. As a result, . . ., page 11
17.	Please expand your disclosures to explain why this is a risk to your business or is specifically applicable to you. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. For example, we note that the following risk factors appear to contain generic disclosures:
•	Because there has not been a public market for our common stock...page 18;

•	If equity research analysts do not publish...page 18; and,

•	We will incur increased cost as a result of having publicly traded common stock...page 20.

January 11, 2010

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Company Response:

In response to the Staff’s comment, the Company revised this risk factor to clarify why this risk is specifically applicable to the Company. In addition, the Company deleted the risk factors entitled “Changes in financial accounting standards or practices might cause . . .”, “If equity research analysts do not publish research or reports about our business . . .”, “You will experience immediate and substantial dilution . . .” and “We will incur increased costs as a result of having publicly traded common stock” from the Registration Statement.
Use of Proceeds, page 22
18.	Please reconcile for us the equipment loans, interest rates and maturities shown here with the information contained in your financial statements. For example, based on the disclosures in Note E to your financial statements, it appears that the latest maturity date of any of your debt is January 1, 2012; therefore, it is unclear to us why your disclosures on page 22 indicate that you have debt that will mature on December 31, 2012. Additionally, please confirm to us if true that you will use the proceeds to repay only your equipment loans, as opposed to your equipment loans and term loans.

Company Response:

In response to the Staff’s comment, the Company revised the Use of Proceeds disclosure to clarify that the latest maturity date of its equipment loans is January 1, 2012. The Company further revised the disclosure to state that the maximum interest rate for equipment loans maturing during the year ending December 31, 2011 is 12.5% rather than 12.0%. The Company respectfully advises the Staff that, as of the date of this letter, the Company does not have any term loans outstanding other than its equipment loans.
Dilution, page 25
19.	We note your narrative discussion of pro forma net tangible book value, pro forma as adjusted net tangible book value and related per share amounts. Please ensure that you disclose the dates as of which these amounts are calculated.

Company Response:

In response to the Staff’s comment, on page 24 the Company added the dates as of which the pro forma net tangible book value, pro forma as adjusted net tangible book value and related per share amounts will be calculated.
Selected Financial Data, page 27
20.	Please apply the comments issued concerning your summary financial data on page 6 to your selected financial data.

Company Response:

The Company changed the Selected Financial Data to conform to the changes the Company made to the Summary Financial Data in response to the Staff’s comments concerning the Summary Financial Data.

January 11, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
21.	Please consider adding disclosure somewhere appropriate within Management’s Discussion and Analysis related to the valuation of your stock-based compensation as compared to your estimated initial public offering price, as we believe this provides important information to your investors.

Company Response:

The Company respectfully advises the Staff that, although it is not yet possible to determine the IPO price range, the Company expects the mid-point of the estimated IPO range to exceed the referred to valuation of our stock-based compensation. The significant factors contributing to the difference include the following:
•	The IPO price will not include the discount for lack of liquidity of the Company’s common stock prior to the IPO;

•	The IPO price will not include the negative effect of the outstanding preferred stock liquidation preferences;

•	The IPO price will be based on then-current financial performance and outlook for the Company which has improved since the dates of grant; and

•	The development of the Company over the ordinary course of its business.
The Company added disclosure on pages 35-36 discussing these factors.

22.	Consider disclosing the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Company Response:

In response to the Staff’s comment, the Company will disclose the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the Registration Statement when a price range for the IPO is established. The disclosure on page 34 of the Amendment reflects this change.

23.	For any options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing, to the extent that you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, we believe you should provide enhanced disclosures to investors because reliance has been placed on less reliable valuation alternatives. For any such valuations, please disclose the following information for the related issuances of equity instruments:
•	Discuss the significant factors considered, assumptions made and methodologies used in determining the fair value of the equity instruments granted, including the fair value of the options for options granted. In addition, discuss consideration given to alternative factors, methodologies and assumptions. In this regard, we note your critical accounting policy on page 35 and believe you should expand it, including explaining how you applied the cost approach.

January 11, 2010

•	Discuss each significant factor contributing to the difference between the IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement.
Company Response:

In response to the Staff’s comment, the Company revised its disclosure relating to the significant factors used in determining the fair value of its common stock on pages 34 through 39.
Critical Accounting Policies, page 32
Stock-Based Compensation, page 34
24.	Either tell us why you did not include the number of share data as of September 30, 2009 in the first full paragraph on page 35 or revise accordingly.

Company Response:

The Company respectfully advises the Staff that it did not include the number of share data as of September 30, 2009 in the first full paragraph on page 35 of the initial filing of the Registration Statement because, consistent with the assumption in the paragraph immediately preceding Summary Financial Data, unless the context otherwise requires, all share information referenced in the Registration Statement will reflect a reverse stock split of the Company’s common stock that has yet to be determined. The Company intends to add the appropriate number of shares when the reverse stock split has been determined. The Company believes the split-adjusted share information is most relevant to potential investors.
Significant Factors Used in Determining Fair Value of Our Common Stock, page 35
25.	It is unclear to us from your disclosures under this heading whether valuations of your company were conducted by a third party or whether such valuations were conducted by your board of directors and audit committee. In this regard, we note your reference on the eighth line of the first paragraph under this heading to analyses of valuation information conducted by a third party. However, you appear to indicate elsewhere in the first paragraph under this heading and in the last sentence of the last paragraph under this heading that the fair value of your stock was determined by your board of directors and audit committee. If you are relying on third party valuations, it appears that you should identify the third party and provide a consent consistent with Rule 436 of Regulation C. Alternatively, if you are not relying on third party valuations, please revise your disclosure to clarify this matter, including indicating what other factors the board of directors considered in determining the fair value of your stock.

Company Response:

The Company’s audit committee and board of directors take full responsibility for the valuation of equity instruments. The third party performed the calculations and gathered certain data to complete the analysis at the request of the audit committee and the board of directors. As such the Company has removed the reference to a third party on page 35

January 11, 2010

of the initial filing of the Registration Statement and has revised disclosures on pages 34 through 39 of the prospectus to disclose other factors the audit committee and board of directors considered in determining the value of our common stock.

26.	Please explain to us how your redeemable convertible preferred stock was considered when valuing your common stock

Company Response:

Because the Company has multiple classes of equity (common shares, Preferred A, B and C shares and stock options and warrants), it was necessary for the Company’s board of directors to allocate the total equity fair value between these classes of securities. To perform this allocation, the Company relied on the “Option-Pricing Method” as described in the AICPA’s practice aid, Valuation of Privately-Held-Companies Equity Securities Issued as Compensation. The value of the redeemable convertible preferred stock was determined by totaling the claim of each class of securities on the total equity as represented by the various Black-Scholes options.
Valuation of Goodwill, page 36
27.	Please explain to us and disclose how you determined your reporting units for purposes of goodwill impairment testing, and if you have more than one reporting unit, please identify your reporting units. In this regard, it appears that each of your four solutions could be a reporting unit. Additionally, please expand upon the factors other than discounted cash flows that are used to determine the fair value of your reporting units.

Company Response:

The Company has reviewed its operations and, based on the following considerations, determined that it has one reporting unit. First, the Company does not have separate components for which discrete financial information is available. The Company’s four solutions are specific services provided and financial information related to the four solutions is limited to revenues and number of customers who purchase the services. In addition, the Company does not have segment or service managers that are responsible for a specific segment or service. The Company’s chief operating decision maker and the Company’s board of directors also use only one set of financial information to make decisions about resources to be allocated to the Company. In response to the Staff’s comment, the Company revised the disclosure on page 40 to indicate that it has one reporting unit and to explain the material reasons for this conclusion.

The Company has also removed the reference to “other factors” included in the initial filing of the Registration Statement because the discounted cash flows were the only factors used to determine the fair value of goodwill.
Results of Operations, page 36
Years Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 38
Revenues, page 38
28.	We note your discussion of average revenues per recurring revenue customer for each period and your definition of this term on page 32. Please clarify whether this measure is calculated based on total revenues for the period or whether it is calculated based solely on revenues from recurring revenue customers, as this is unclear from your current disclosure on page 32. If this metric is calculated based on total revenues for the period, please explain to us in more detail why management believes this measure is meaningful as the impact of revenue related to non-recurring customers would appear to make it difficult to relate this number directly to your recurring revenue customers.

January 11, 2010

Company Response:

The Company respectfully advises the Staff that historically it has calculated average revenues per recurring revenue customer by dividing the total revenues for a period by the average of the beginning and ending number of recurring revenue customers for the period. The Company has calculated average revenues per recurring revenue customer on this basis primarily because substantially all of the Company’s revenues are generated by recurring revenue customers.

In response to the Staff’s comment, the Company revised the amounts and percent increases disclosed on pages 41-43 to reflect the recurring revenues received from recurring revenues for the applicable period. The Company also revised the metric definition on page 31 to clarify that the numbers discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations reflect the recurring revenues received from recurring revenue customers for each period rather than total revenues received from recurring revenue customers. Similarly, on pages 1, 29 and 53, the Company revised the disclosure to clarify that the percentages provided reflect the recurring revenues received from recurring revenue customers rather than total revenues from recurring revenue customers for each period.
Cost of Revenues, page 38
29.	We note your disclosure that you amortize personnel costs associated with implementation and customer and applications support over a 24 month period. Please tell us why you amortize these personnel costs over a 24 month period and your basis in GAAP for doing so.

Company Response:

The Company respectfully advises the Staff that the Company has deferred incremental direct costs related to implementation fees in accordance with paragraph four of Technical Bulletin 90-1 and paragraph five of statement 91 as allowed in SAB 104. The Company has disclosed its accounting for deferred incremental costs in its policy footnote. The Company amortizes deferred incremental costs to expense proportionally over a two-year period, which is the same period the related deferred revenue is recognized. Please see the Company’s response below to comment 41 of the Comment Letter for an explanation of factors used to determine the two-year period.
Business, page 49
30.	We note your discussion of your Software as a Service platform. Please revise your discussion to explain the relationship to and if applicable, the reliance of your business and the services you provide to software provided by third parties. In this regard, we note that your intelligence application uses Oracle(r) Business Intelligence Suite Enterprise Edition (Oracle BI Suite EE).

Company Response:

In response to the Staff’s comment, the Company added disclosure on page 60 discussing its relationship with, and dependence on, third-party software providers.

January 11, 2010

Our Growth Strategy, page 55
31.	We refer you to the disclosure at the top of page 56 indicating that you may pursue selective acquisition opportunities. Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also revise to indicate if you have any current plans or intentions relating to possible acquisitions. If so, please describe or, if none so state.

Company Response:

In response to the Staff’s comment, the Company added disclosure on page 60 more fully discussing its acquisition strategy and stating that it is not currently in negotiations for any acquisitions.
Management, page 59
32.	Please revise to describe the business experience of Ms. Nelson for the past five years, or clarify your disclosure by adding titles, dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company revised Ms. Nelson’s biographical information on page 63.
Potential Payments Upon Termination or Change-in-Control, page 68
33.	We note that you may be required to provide compensation to certain executives in the event of a change in control as defined in your 2001 stock option plan. Please tell us whether your initial public offering constitutes a change in control as defined in your 2001 stock option plan that will result in paying compensation to your executives. If you are required to pay amounts to your executives due to your initial public offering, please disclose this information and the amount you will be required to pay both here and within your financial statements.

Company Response:

The Company respectfully advises the Staff that its initial public offering will not constitute a change in control under the Company’s 2001 stock option plan that will result in paying compensation to the Company’s executives.
Board Committees, page 60
34.	We note that your Audit Committee has one member and the other committees you have established have no members. Please expand your disclosure to explain why you have not appointed directors to these committees and your plan for filling these committees, including your timing.

Company Response:

In response to the Staff’s comment, the Company added the names of the members of the committees of the Company’s board of directors on page 65.

January 11, 2010

Compensation Discussion and Analysis, page 62
35.	You have indicated that certain disclosures in the registration statement, including executive compensation information, are as of a date prior to the filing of your registration statement. Throughout the course of the review process, please update the information in your prospectus to provide the most current information as of the most recent date practicable. In this regard, when you provide your December 31, 2009 compensation disclosures, we may have additional comments.

Company Response:

The Company will update the information in the prospectus to provide the most current information as of the most recent practicable date throughout the course of the review process and acknowledges that the Staff may have additional comments based on updated information.
Discretionary Bonuses, page 63
36.	We note that the amount actually paid as discretionary bonuses to each named executive is based on the compensation committee’s subjective evaluation of the executive’s achievement of personalized goals. Please revise to disclose the target amount for each named executive and the personalized goals for each named executive. We note that in 2008 each named executive received 75% of the executive’s target discretionary bonus. If in the future named executives achieve different percentages of their targets, please also disclose those figures.

Company Response:

In response to the Staff’s comment, the Company disclosed on page 68 each named executive officer’s target discretionary bonus for 2009. The Company respectfully advises the Staff that the compensation committee does not establish personalized goals for each named executive officer. Rather, the amount of the discretionary bonus paid to each named executive officer is determined based on the performance of the Company and the collective executive team. These amounts historically have been a percentage of the target discretionary bonus for each member of the executive team, with the percentage being the same for all team members. The Company has revised its disclosure relating to the discretionary bonuses to clarify that the amounts paid are based on the compensation committee’s evaluation of the performance of the Company and the executive team as a group rather than individual goals for each member of the team. The Company also disclosed that discretionary bonuses historically have been based on a uniform percentage of the target for each team member. In January 2010, the compensation committee determined to pay the named executive officers 100% of the targeted discretionary compensation for 2009; the disclosure on page 68 was revised accordingly.
Policy for Approval of Related Party Transactions, page 77
37.	Please revise to describe your proposed policy for the approval of related party transactions without reference to the Commission’s regulations. Also confirm to us that there were no related party transactions over the last fiscal year.

Company Response:

In response to the Staff’s comment, the Company revised the description of its proposed related party transactions policy on page 82 to eliminate references to Regulation S-K and describe the applicable defined terms under the policy. The Company confirms that there were no

January 11, 2010

related party transactions during the Company’s last completed fiscal year that are required to be disclosed under Regulation S-K Item 404.
Registration Rights, page 81
38.	Please revise to identify the holder(s) of registration rights.

Company Response:

The Company respectfully advises the Staff that 33 record holders of the Company’s capital stock have registration rights. The Company does not believe that identifying each holder of registration rights is material information for investors. Rather, the Company believes that the total number of shares subject to registration rights is the information most relevant to investors because it provides investors an understanding of the maximum number of shares that may become freely tradable upon exercise of the registration rights. The Company discloses in “Certain Relationships and Related Party Transactions” the identity of each director, executive officer and beneficial of more than five percent of its voting securities that has registration rights, thus informing investors of related parties that hold these rights. In light of the information disclosed in the Registration Statement, the Company does not believe that it is material or helpful to investors to identify each holder of registration rights.
Financial Statements, page F-1
Balance Sheets, page F-3
39.	We note that your accounts receivable comprised about 15% of your revenues at December 31, 2008 and 17% of your revenues at September 30, 2009. Since we understand that the vast majority of your revenues are generated from recurring monthly fees, please explain to us and consider disclosing in an appropriate place in your filing why your accounts receivable at period end are a significant portion of that period’s total revenues. It may be useful to discuss your credit terms in-providing this explanation.

Company Response:

The Company respectfully advises the Staff that the Company bills its recurring revenue customers in arrears for monthly service fees and initial integration set-up fees. As a result, the amount of the Company’s accounts receivable at the end of a period is driven significantly by the Company’s revenues from recurring revenue customers for the last month of the period. Because the vast majority of the Company’s total revenues are derived from recurring revenue customers, the percentage of accounts receivable at the end of a period relative to the revenues for the period may be significant and generally will be larger for an interim period compared to an annual period. In response to the Staff’s comment, the Company added disclosure to page 48 discussing the Company’s billing practices for its recurring revenue customers.
Notes to Financial Statements, page F-7
Note A — Business Description and Significant Accounting Policies, page F-7
Unaudited Pro Forma Presentation, page F-7
40.	We note your disclosure concerning the pro forma balance sheet giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into

January 11, 2010

common stock. Please also disclose pro forma earnings per share for the latest year and interim period giving effect to this conversion on the face of the related statements of operations if this conversion would materially impact earnings per common share.

Company Response:

In response to the Staff’s comment, the Company added disclosure to page F-4 disclosing pro forma earnings per share and weighted average shares outstanding for the latest year and interim period giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into common stock.
Revenue Recognition, page F-9
41.	We note that revenue generated from your Trading Partner Integration and Trading Partner Intelligence includes set-up fees and a recurring monthly hosting fee. We note that set-up fees are deferred and recognized ratably over the expected life of the customer relationship, which is generally two years. Please tell us how you determined that the expected life of your customer relationships is two years.

Also, we note on page F-11 that your subscriber relationship intangible asset acquired in your Owens Direct LLC acquisition was amortized over a three year period. We assume that subscriber relationships generate recurring monthly hosting fees. Please explain the difference in the two year period of the expected life of a customer relationship and the three year period of amortization for these acquired subscriber relationships.

Company Response:

The Company amortizes its deferred revenue for set-up fees over the customer relationship period because its contracts are typically short-term in nature and cancellable with 30 days notice. The Company has accumulated historical data for its trading partner connections and changes to those connections over the past several years and uses the following factors to determine the length of its customer relationship period:
•	Existing Connections — The Company calculates the average life of an existing trading partner connection using its historical connection data.
•	Technology Changes — Over time, both suppliers and retailers have updates to EDI specifications, which are referred to as mapping changes. The Company calculates the average length of time that a trading partner has been connected without a significant mapping change using its historical data. When a mapping change occurs, the life from the date of this change is included in the average life.
The combination of the factors noted above, with equal weight given to each, is considered in calculating the Company’s customer relationship period. To validate its calculation for reasonableness, the Company also considers the expected time for its customers to recover the set-up fee in cost savings, which is generally one to two years. Using this quantitative and qualitative data, the Company has calculated the customer relationship period to be two years. Consistent with past practice, the Company annually evaluates the length of this amortization period based on its historical experience.

The Company used a three-year amortization period for the subscriber relationship intangible asset acquired in the Owens Direct LLC acquisition in February 2006. The amortization period of this intangible asset was based on the Owens Direct facts and circumstances for the acquired company’s existing customer base. At the time of the acquisition, Owens Direct had approximately 1,400 subscribers which represented less than 15% of the Company's subscribers at that time. Owens Direct had favorable pricing for small users, which lead to the longer customer life. Subsequent to the acquisition, the Owens Direct subscribers were migrated to the Company’s platform.

January 11, 2010

42.	Please describe to us in more detail the services that you provide under your Trading Partner Enablement solutions and how you recognize the revenues from these services. Also tell us the percentage of your total revenues generated by these solutions.

Company Response:

The Company respectfully advises the Staff that the services it provides under its Trading Partner Enablement solution primarily consist of a testing and compliance offering. The Company negotiates and sells this solution separately from its other solutions. In connection with this offering, a retailer will run a campaign that begins with the retailer providing the Company a list of the retailer’s trading partners. The Company then contacts these trading partners to determine which ones require testing and compliance to satisfy the retailer’s rule book requirements. The trading partners that require testing sign an agreement with the Company. The Company typically performs its testing and compliance service within one to two weeks after the agreement is executed. The Company respectfully advises the Staff that, as disclosed under “Revenue Recognition” on page 32, its fees for its Trading Partner Enablement solution are generally one-time fees for which revenue is recognized immediately when the Company has provided all required services under the agreement. The Company further advises the Staff that the Company’s revenues from its Trading Partner Enablement solution represented approximately 5%, 6%, 4% and 7% of the Company’s total revenues for 2006, 2007, 2008 and the nine months ended September 30, 2009.
Note H — Share Based Compensation, page F-20
43.	Please consider disclosing in your financial statements the following information for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the underlying common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per share amounts);

•	whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

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•	if the valuation specialist was a related party, a statement indicating that fact.
Company Response:

In response to the Staff’s comment, the Company revised its disclosure on page F-21 to disclose the number of options granted, the exercise price, the fair value of the underlying common stock and the aggregate intrinsic value of the options granted.

44.	Please describe to us the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issuance date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Company Response:

The objective evidence used to support the Company’s determination of the fair value of the underlying shares of common stock at each grant date are contemporaneous valuations. A marketability adjustment of 30% was applied in the determination of the fair value. The basis for the marketability adjustment was published restricted stock studies, published studies of private transactions prior to an initial public offering and company-specific factors such as dividend history, industry, sales growth and holding period.

45.	Please tell us your proposed initial public offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Company Response:

The Company respectfully advises the Staff that, in September 2009, the Company contacted potential underwriters to discuss the possibility of an initial public offering. On October 6, 2009, the Company met with representatives of Thomas Weisel Partners LLC, William Blair & Company, L.L.C. and Needham & Company, LLC to determine whether potential underwriters viewed the Company as a viable candidate for an initial public offering and, if so, discussing the timing of a potential offering. At this meeting, the Company received preliminary indications from the underwriters that an initial public offering would be viable and, if consummated in the first quarter of 2010, likely would be based on a pre-money valuation between $100 million and $160 million based on the Company’s performance during the first three quarters of 2009 and forecasted performance for the fourth quarter of 2009 and 2010. The Company respectfully advises the Staff that no further material discussions relating to the initial public offering price have taken place between the Company and the underwriters. The price ultimately will be established based on negotiations between the Company and the underwriters and will be influenced by numerous variables, including the Company’s results of operations prior to final pricing of the initial public offering, changes in market and economic conditions between now and the anticipated pricing of the offering and any significant developments to the Company’s business during that time. The Company undertakes to advise the Staff of a bona fide price range for the initial public offering when the circumstances allow one to be established.
Note J — Guarantees, page F-23
46.	We note that you provide limited guarantees to certain customer through service level agreements. Please describe your service level agreements to us, including the terms of these agreements, which products they relates to (trading partner integration, trading

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partner enablement, trading partner intelligence, or other trading partner solutions), how you recognize revenue for these agreements and your basis in GAAP for your accounting.

Company Response:

The Company respectfully advises the Staff that the Company has over 11,000 recurring revenue customers, two of which have contracts with limited guarantee clauses. The revenue from these two contracts is immaterial to the Company’s total revenues. The limited guarantee clauses generally relate to requirements for data center availability, data processing time and timely resolution of data related errors. The penalty for failure to meet the performance level requirements specified in these contracts is generally a percentage reduction of the base monthly fee received from the customer until the issue is resolved. As of September 30, 2009, the Company had not paid a penalty related to these limited guarantee clauses.

The revenue from these two contracts is related to the Company’s Trading Partner Integration solution and consists of monthly service fees. The Company therefore issues invoices under these contracts on a monthly basis and, in accordance with Staff Accounting Bulletin 104, Revenue Recognition in Financial Statements, recognizes the revenues for the monthly service fees when invoices are issued and when the Company’s service level performance has been achieved.
Please do not hesitate to call me at 612-766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.
Sincerely,
/s/ Jonathan R. Zimmerman
Jonathan R. Zimmerman
Enclosures

cc:	Scott M. Anderegg, Staff Attorney, Securities and Exchange Commission (w/out encl.)
Archie C. Black, Chief Executive Officer, SPS Commerce, Inc. (w/out encl.)
Kimberley K. Nelson, Chief Financial Officer, SPS Commerce, Inc. (w/out encl.)
Kenneth J. Gordon, Partner, Goodwin Procter LLP (w/out encl.)